Exhibit 99.5

ASML Announces Completion of its Share Buyback Program

VELDHOVEN, the Netherlands, July 18, 2006 – ASML Holding NV (ASML) today announced completion of its share buyback program disclosed on April 19, 2006 as follows:

•	During the period from July 10 through July 13, 2006, ASML acquired 3,270,298 of its shares from its broker pursuant to the share buyback program, at an average price of EUR 15.48 per share.

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The aggregate number of shares bought back up to and including July 13, 2006 is 25,450,296 and represents 100 percent of the announced objective of maximum EUR 400 million to be repurchased during the term of the program.

•	ASML’s share buyback program announced on April 19, 2006 and completed on July 13, 2006 represents 5.25 percent of outstanding shares.

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To effect share repurchases under its buyback program, ASML entered into forward purchase transactions with a broker acting as principal. Under the terms of these transactions, the exact number of shares to be purchased by the broker and delivered to ASML, as well as timing of purchases, was left to the discretion of the broker, within pre-agreed ranges.

•	ASML intends to cancel its repurchased shares.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

ASML

Tom McGuire

Vice President Communications

corpcom@asml.com

tel: +31.40.268.5758

fax: +31.40.268.3655

Angelique Paulussen

Senior Director Corporate Communications

corpcom@asml.com

tel: +31.40.268.6572

fax: +31.40.268.3655

Craig DeYoung

Vice President Investor Relations

craig.deyoung@asml.com

tel: +1.480.383.4005

fax: +1.480.383.3976

Franki D'Hoore

Director European Investor Relations

franki.dhoore@asml.com

tel: +31.40.268.6494

fax: +31.40.268.3655

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